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                        Independent Auditors' Consent


The Board of Directors
Option One Mortgage Corporation:


We consent to the incorporation by reference in Amendment No. 3 to the registration statement on Form S-3 of Block Financial Corporation and H&R Block, Inc. dated October 6, 1997 of our report dated February 18, 1997, with respect to the balance sheets of Option One Mortgage Corporation as of December 31, 1996 and 1995 and the statements of earnigs, stockholder's equity and cash flows for the year ended December 31, 1996 and for the period March 3, 1995 to December 31, 1995 (Successor period) and from January 1, 1995 to March 2, 1995 (Predecessor period), which report appears in the Form 8-K/A of H&R Block, Inc. dated July 2, 1995 (filed August 14, 1997) and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report dated February 18, 1997 contains an explanatory paragraph that states that effective March 3, 1995, Fleet National Bank, Rhode Island acquired all of the outstanding stock of Option One Mortgage Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable. Effective September 27, 1995, Fleet National Bank, Rhode Island transferred its investment in the Company to one of its wholly owned subsidiaries, Fleet Holding Corporation.


                                       /S/ KPMG PEAT MARWICK LLP

Orange County, California
October 2, 1997